UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.     )*

VYNE Therapeutics Inc.

(Name of Issuer)

Common Stock, $0.0001 par value

(Title of Class of Securities)

92941V100

(CUSIP Number)

Alejandro Moreno

Langhorne S. Perrow

c/o Access Industries, Inc.

40 West 57th Street, 28th Floor

New York, New York 10019

(212) 247-6400

with copies to:

Nicholas P. Pellicani

Debevoise & Plimpton LLP

65 Gresham Street

EC2V 7NQ

London

+ 44 20 7786 9000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 1, 2023

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rules 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.    ☐

CUSIP No. 92941V100

1	NAME OF REPORTING PERSON. AI Biotechnology LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares
	8	SHARED VOTING POWER 3,201,980(1) shares
	9	SOLE DISPOSITIVE POWER 0 shares
	10	SHARED DISPOSITIVE POWER 3,201,980(1) shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,201,980(1) shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11); 19.99%(2)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO (Limited Liability Company)

(1)

The total number of shares of common stock, par value $0.0001 per share (“Common Stock”), of VYNE Therapeutics Inc. (the “Issuer”) reported as beneficially owned includes (i) 1,116,585 shares of Common Stock held directly by AI Biotechnology LLC (“AI Biotechnology”) and (ii) 2,085,395 shares of Common Stock issuable upon the partial conversion of pre-funded warrants (“Warrants”) held directly by AI Biotechnology.

(2)

The percent of Common Stock reported as beneficially owned is calculated based on the number of shares of Common Stock described in footnote (1) above and, as the denominator, the sum of (i) 3,279,971 shares of Common Stock outstanding as of August 7, 2023, as reported in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission (the “SEC”) on August 14, 2023, (ii) 10,652,543 shares of Common Stock issued on November 1, 2023 in the Private Placement (as defined below) and (iii) 2,085,395 shares of Common Stock issuable upon the partial exercise of Warrants held by AI Biotechnology.

CUSIP No. 92941V100

1	NAME OF REPORTING PERSON. Access Industries Holdings LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares
	8	SHARED VOTING POWER 3,201,980(1) shares
	9	SOLE DISPOSITIVE POWER 0 shares
	10	SHARED DISPOSITIVE POWER 3,201,980(1) shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,201,980(1) shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11); 19.99%(2)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO (Limited Liability Company)

(1)

The total number of shares of Common Stock of the Issuer reported as beneficially owned includes (i) 1,116,585 shares of Common Stock held directly by AI Biotechnology and (ii) 2,085,395 shares of Common Stock issuable upon the partial conversion of Warrants held directly by AI Biotechnology.

(2)

The percent of Common Stock reported as beneficially owned is calculated based on the number of shares of Common Stock described in footnote (1) above and, as the denominator, the sum of (i) 3,279,971 shares of Common Stock outstanding as of August 7, 2023, as reported in the Issuer’s Form 10-Q filed with the SEC on August 14, 2023, (ii) 10,652,543 shares of Common Stock issued on November 1, 2023 in the Private Placement and (iii) 2,085,395 shares of Common Stock issuable upon the partial exercise of Warrants held by AI Biotechnology.

CUSIP No. 92941V100

1	NAME OF REPORTING PERSON. Access Industries Management, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares
	8	SHARED VOTING POWER 3,201,980(1) shares
	9	SOLE DISPOSITIVE POWER 0 shares
	10	SHARED DISPOSITIVE POWER 3,201,980(1) shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,201,980(1) shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11); 19.99%(2)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO (Limited Liability Company)

(1)

The total number of shares of Common Stock of the Issuer reported as beneficially owned includes (i) 1,116,585 shares of Common Stock held directly by AI Biotechnology and (ii) 2,085,395 shares of Common Stock issuable upon the partial conversion of Warrants held directly by AI Biotechnology.

(2)

The percent of Common Stock reported as beneficially owned is calculated based on the number of shares of Common Stock described in footnote (1) above and, as the denominator, the sum of (i) 3,279,971 shares of Common Stock outstanding as of August 7, 2023, as reported in the Issuer’s Form 10-Q filed with the SEC on August 14, 2023, (ii) 10,652,543 shares of Common Stock issued on November 1, 2023 in the Private Placement and (iii) 2,085,395 shares of Common Stock issuable upon the partial exercise of Warrants held by AI Biotechnology.

CUSIP No. 92941V100

1	NAME OF REPORTING PERSON. Len Blavatnik
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER’ 0 shares
	8	SHARED VOTING POWER 3,201,980(1) shares
	9	SOLE DISPOSITIVE POWER 0 shares
	10	SHARED DISPOSITIVE POWER 3,201,980(1) shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,201,980(1) shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11); 19.99%(2)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

(1)

The total number of shares of Common Stock of the Issuer reported as beneficially owned includes (i) 1,116,585 shares of Common Stock held directly by AI Biotechnology and (ii) 2,085,395 shares of Common Stock issuable upon the partial conversion of Warrants held directly by AI Biotechnology.

(2)

The percent of Common Stock reported as beneficially owned is calculated based on the number of shares of Common Stock described in footnote (1) above and, as the denominator, the sum of (i) 3,279,971 shares of Common Stock outstanding as of August 7, 2023, as reported in the Issuer’s Form 10-Q filed with the SEC on August 14, 2023, (ii) 10,652,543 shares of Common Stock issued on November 1, 2023 in the Private Placement and (iii) 2,085,395 shares of Common Stock issuable upon the partial exercise of Warrants held by AI Biotechnology.

CONTINUATION PAGES TO SCHEDULE 13D

This Schedule 13D is being filed by AI Biotechnology LLC, Access Industries Holdings LLC (“AIH”), Access Industries Management, LLC (“AIM”) and Len Blavatnik (collectively, the “Reporting Persons”, and each, a “Reporting Person”) to report the acquisition of shares of Common Stock and Warrants to purchase shares of Common Stock at $0.0001 per share, of VYNE Therapeutics Inc.

Item 1	Security and Issuer

This Schedule 13D relates to the Common Stock of the Issuer. The address of the Issuer’s principal executive office is: 520 U.S. Highway 22, Suite 204, Bridgewater, New Jersey 08807.

Item 2	Identity and Background

Name	Address of Business/Principal Office	Principal Business/Occupation	Jurisdiction of Organization/ Citizenship
AI Biotechnology LLC	c/o Access Industries, Inc. 40 West 57th St., 28th Floor New York, NY 10019	Holding strategic investments in a variety of industries worldwide	Delaware

Access Industries Holdings LLC	c/o Access Industries, Inc. 40 West 57th St., 28th Floor New York, NY 10019	Holding strategic investments in a variety of industries worldwide	Delaware

Access Industries Management, LLC	c/o Access Industries, Inc. 40 West 57th St., 28th Floor New York, NY 10019	Manager of holdings of strategic investments in a variety of industries worldwide	Delaware

Len Blavatnik	c/o Access Industries, Inc. 40 West 57th St., 28th Floor New York, NY 10019	Chairman of Access Industries, Inc., the principal business of which is holding strategic investments in a variety of industries worldwide	United States of America

The agreement among the Reporting Persons relating to the joint filing of this Schedule 13D is filed as Exhibit 99.4 hereto.

During the last five years, none of the Reporting Persons has been: (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding has been or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3	Source and Amount of Funds or Other Consideration

On October 27, 2023, the Issuer entered into a Securities Purchase Agreement (the “Securities Purchase Agreement”) with certain institutional and other accredited investors (including AI Biotechnology) (the “Purchasers”), pursuant to which the Issuer agreed to sell and issue to the Purchasers in a private placement transaction (the “Private Placement”) (i) 10,652,543 shares of Common Stock and (ii) with respect to certain Purchasers, Warrants to purchase 28,614,437 shares of Common Stock. The purchase price per share of Common Stock was $2.245 per share (the “Purchase Price”) and the purchase price for the Warrants was the Purchase Price minus $0.0001 per Warrant. The Warrants have a per share exercise price of $0.0001, subject to proportional adjustments in the event of stock splits or combinations or similar events. The Warrants will not expire until exercised in full. The Warrants may not be exercised if the aggregate number of shares of Common Stock beneficially owned by the holder thereof immediately following such exercise would exceed a specified beneficial ownership limitation; provided, however, that a holder may increase or decrease the beneficial ownership limitation by giving 60 days’ notice to the Issuer, but not to exceed any percentage in excess of 19.99% (collectively, the “Beneficial Ownership Blocker”).

Pursuant to the Securities Purchase Agreement, on November 1, 2023, AI Biotechnology purchased (i) 1,116,585 shares of Common Stock and (ii) Warrants to purchase 7,792,448 shares of Common Stock. AI Biotechnology funded this purchase using capital contributed from affiliated entities, which funded that capital with cash on hand.

The foregoing description of the Securities Purchase Agreement does not purport to be complete and is qualified in its entirety by reference to the Securities Purchase Agreement, which is filed as Exhibit 99.1 and incorporated herein by reference.

Item 4	Purpose of Transaction

The information set forth in Items 3 and 6 hereof is hereby incorporated by reference into this Item 4.

The Reporting Persons who hold securities of the Issuer directly acquired those securities as an investment in the regular course of their businesses. The Reporting Persons may engage in discussions with management, the Issuer’s board of directors (the “Board”), other stockholders of the Issuer and other relevant parties concerning the business, operations, board composition, management, strategy and future plans of the Issuer. In connection with the Private Placement, the Issuer has indicated that it intends to increase the size of the Board from six to seven members and, subject to the recommendation of the Nominating and Corporate Governance Committee of the Board (the “Nominating Committee”) and approval by the Board, to appoint one designee of AI Biotechnology to fill the resulting vacancy. The Reporting Persons intend to re-examine their investment from time to time and, depending on prevailing market conditions, other investment opportunities, liquidity requirements or other investment considerations the Reporting Persons deem material, the Reporting Persons may from time to time acquire additional shares of Common Stock in the open market, block trades, negotiated transactions, or otherwise. The Reporting Persons may also dispose of all or a portion of the Issuer’s securities, in open market or privately negotiated transactions, and/or enter into derivative transactions with institutional counterparties with respect to the Common Stock, in each case, subject to limitations under applicable law.

The Reporting Persons have not yet determined which, if any, of the above courses of action they may ultimately take. The Reporting Persons’ future actions with regard to the Issuer are dependent on their evaluation of the factors listed above, circumstances affecting the Issuer in the future, including prospects of the Issuer, general market and economic conditions and other factors deemed relevant. The Reporting Persons reserve the right to determine in the future whether to change the purpose or purposes described above or whether to adopt plans or proposals of the type specified above or otherwise.

Except as set forth above, the Reporting Persons have no plans or proposals with respect to the Issuer.

Item 5	Interest in Securities of the Issuer

(a) and (b) The responses of each of the Reporting Persons with respect to Rows 11, 12, and 13 of the cover pages of this Schedule 13D that relate to the aggregate number and percentage of Common Stock (including but not limited to footnotes to such information) are incorporated herein by reference.

The responses of each of the Reporting Persons with respect to Rows 7, 8, 9, and 10 of the cover pages of this Schedule 13D that relate to the number of shares of Common Stock as to which each of the persons or entities referenced in Item 2 above has sole or shared power to vote or to direct the vote of and sole or shared power to dispose of or to direct the disposition of (including but not limited to footnotes to such information) are incorporated herein by reference.

1,116,585 shares of Common Stock and Warrants to purchase 7,792,448 shares of Common Stock are owned directly by AI Biotechnology and may be deemed to be beneficially owned by AIM, AIH and Mr. Blavatnik because (i) Mr. Blavatnik controls AIM and AIH, (ii) AIM controls AIH, and (iii) AIH owns all of the voting units of AI Biotechnology. Each of AIH, AIM and Mr. Blavatnik, and each of their affiliated entities and the officers, partners, members and managers thereof, disclaims beneficial ownership of these securities.

As a result of the Beneficial Ownership Blocker, AI Biotechnology may not exercise Warrants to the extent that the aggregate number of shares of Common Stock beneficially owned by the AI Biotechnology immediately following such exercise would exceed 9.99%; provided, however, that AI Biotechnology may increase or decrease the beneficial ownership limitation by giving 60 days’ notice to the Issuer, but not to exceed any percentage in excess of 19.99%. Accordingly, pursuant to Rule 13d-3 of the Securities Exchange Act of 1934, as amended, and the relationships described in this Schedule 13D, the Reporting Persons may be deemed to collectively beneficially own 19.99% of the outstanding Common Stock of the Issuer, representing 3,201,980 shares of Common Stock as of the date hereof.

The calculation of the beneficial ownership of the Reporting Persons is based on (i) 3,279,971 shares of Common Stock outstanding as of August 7, 2023, as set forth in the Issuer’s Quarterly Report on Form 10-Q for the period ended June 30, 2023, and filed with the SEC on August 14, 2023, (ii) 10,652,543 shares of Common Stock issued on November 1, 2023 in the Private Placement and (iii) 3,201,980 shares of Common Stock issuable upon the partial exercise of the Warrants held by AI Biotechnology, which reflects the maximum number of shares of Common Stock issuable upon exercise of Warrants held by AI Biotechnology pursuant to the Beneficial Ownership Blocker.

(c) The response to Item 3 is incorporated by reference herein. Other than as disclosed herein, the Reporting Persons have not effected any transactions in the Common Stock during the past 60 days.

(d) Not applicable.

(e) Not applicable.

Item 6	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

The information set forth in Items 3 and 4 hereof is hereby incorporated by reference into this Item 6.

Securities Purchase Agreement

In connection with the Private Placement, AI Biotechnology entered into the Securities Purchase Agreement with the Issuer and the other Purchasers. Pursuant to the Securities Purchase Agreement, the Issuer agreed to sell and issue to AI Biotechnology, and AI Biotechnology agreed to purchase, (i) an aggregate of 1,116,585 shares of Common Stock, at a purchase price of $2.245 per share of Common Stock and (ii) Warrants to purchase an aggregate of 7,792,448 shares of Common Stock, at a purchase price of the Purchase Price minus $0.0001 per Warrant.

The foregoing description of the Securities Purchase Agreement does not purport to be complete and is qualified in its entirety by reference to the Securities Purchase Agreement, which is filed as Exhibit 99.1 and incorporated herein by reference.

Registration Rights Agreement

In connection with the Private Placement, AI Biotechnology entered into a Registration Rights Agreement, dated October 27, 2023 (the “Registration Rights Agreement”), with the Issuer and the other Purchasers, pursuant to which the Issuer agreed to register, or cause the Issuer to register, for resale shares of Common Stock and the shares of Common Stock underlying the Warrants issued.

In particular, the Registration Rights Agreement requires the Issuer to prepare and file an initial registration statement with the SEC as soon as reasonably practicable, but in no event later than 30 calendar days following the date of the Securities Purchase Agreement (the “Filing Deadline”), and to use best efforts to have the registration statement declared effective within 60 calendar days of the Filing Deadline, subject to extension under the terms of the Registration Rights Agreement. The Registration Rights Agreement also grants to AI Biotechnology customary piggyback registration rights.

The foregoing description of the Registration Rights Agreement does not purport to be complete and is qualified in its entirety by reference to the Registration Rights Agreement, which is filed as Exhibit 99.2 and incorporated herein by reference.

Warrants

AI Biotechnology holds Warrants to purchase 7,792,448 shares of Common Stock. The Warrants have a per share exercise price of $0.0001, subject to proportional adjustments in the event of stock splits or combinations or similar events. The Warrants will not expire until exercised in full. The Warrants are subject to the Beneficial Ownership Blocker.

The Warrants may be exercised by payment of cash or by way of a cashless exercise, in which AI Biotechnology will receive upon such exercise, the net number of shares of Common Stock determined according to the formula set forth in the Warrant.

The foregoing description of the Warrants does not purport to be complete and is qualified in its entirety by reference to the Form of Pre-Funded Warrant, which is filed as Exhibit 99.3 and incorporated herein by reference.

Item 7	Materials to Be Filed as Exhibits

Exhibit	Description

99.1	Securities Purchase Agreement, dated as of October 27, 2023, by and among VYNE Therapeutics Inc. and the investors identified therein (incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on October 30, 2023).

99.2	Registration Rights Agreement, dated as of October 27, 2023, by and among VYNE Therapeutics Inc. and the investors identified therein (incorporated by reference to Exhibit 10.2 to the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on October 30, 2023).

99.3	Form of Pre-Funded Warrant (incorporated by reference to Exhibit 4.1 to the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on October 30, 2023).

99.4	Joint Filing Agreement, dated as of November 13, 2023.

99.5	Limited Power of Attorney, dated as of November 13, 2023.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 13, 2023

AI BIOTECHNOLOGY LLC	By: Access Industries Management, LLC, its Manager

/s/ Alejandro Moreno
	Name:	Alejandro Moreno
	Title:	Executive Vice President

ACCESS INDUSTRIES HOLDINGS LLC	By: Access Industries Management, LLC, its Manager /s/ Alejandro Moreno
	Name:	Alejandro Moreno
	Title:	Executive Vice President

ACCESS INDUSTRIES MANAGEMENT, LLC	/s/ Alejandro Moreno
	Name:	Alejandro Moreno
	Title:	Executive Vice President

*
	Name:	Len Blavatnik

*	The undersigned, by signing his name hereto, executes this Schedule 13D pursuant to the Limited Power of Attorney executed on behalf of Mr. Blavatnik and filed herewith.

By:	/s/ Alejandro Moreno
Name:	Alejandro Moreno
Attorney-in-Fact